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                                                              EXHIBIT (a)(1)(DD)



                 FIRST SUPPLEMENT TO THE DELTA AIR LINES, INC.
                            OFFER TO EXCHANGE CERTAIN
       OUTSTANDING STOCK OPTIONS FOR NEW STOCK OPTIONS, DATED MAY 28, 2003


         Subsequent to the printing of our Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 28, 2003, and prior to sending you the Offer to Exchange, it became necessary to supplement our disclosure in
Section 4 of the Offer to Exchange on pages 22 and 23, entitled "Purpose of the Offer," with respect to our plans and proposals that relate to or would result in any material change in our indebtedness or capitalization. We are providing this supplemental disclosure by means of this First Supplement, which is being distributed to you and should be read together with the Offer to Exchange . As set forth in the attached press release, we announced yesterday that we intend to offer approximately $300 million aggregate principal amount of Convertible Senior Notes due 2023, through an offering to qualified institutional buyers pursuant to Rule 144A, and to non-U.S. persons pursuant to Regulation S, under the Securities Act of 1933, as amended. In addition, we expect to grant the initial purchasers of the notes a 30-day option to purchase up to an additional $50 million principal amount of the notes.

         In the event that we price and/or close this offering, we will issue a press release and file a Current Report on Form 8-K reporting the event. Please see Section 18 of the Offer to Exchange on pages 42 and 43, entitled "Additional Information," for instructions on how you can obtain copies of our SEC filings.

                                                      DELTA AIR LINES, INC.


May 28, 2003




                         -------------------------------

               This Document Constitutes Part of the Prospectuses
            Relating to the Delta 2000 Performance Compensation Plan, DeltaShare Stock Option Plan and Pilots Stock Option Plan


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FOR IMMEDIATE DISTRIBUTION

CONTACT:            Corporate Communications           Investor Relations
                    404-715-2554                       404-715-6679


                            DELTA AIR LINES ANNOUNCES
                  PROPOSED OFFERING OF CONVERTIBLE SENIOR NOTES


ATLANTA, May 27, 2003 -- Delta Air Lines (NYSE:DAL) today announced that it intends to offer, subject to market and other conditions, approximately $300 million aggregate principal amount of Convertible Senior Notes due 2023, through an offering to qualified institutional buyers pursuant to Rule 144A, and to non-U.S. persons pursuant to Regulation S, under the Securities Act of 1933, as amended (the "Securities Act").

         In addition, Delta expects to grant the initial purchasers of the notes a 30-day option to purchase up to an additional $50 million principal amount of the notes.

         The interest rate, conversion rate (including the circumstances in which a holder may convert its securities) and offering price are to be determined by negotiations between Delta and the initial purchasers of the notes.

         This announcement is neither an offer to sell nor the solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

         The notes being offered and the common stock issuable upon conversion of the notes have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.



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